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RECEIVED
2015 MAR -2 PM 1:51
SEC / MR

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-28569

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Timber Hill LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Pickwick Plaza
(No. and Street)

Greenwich	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Brody — 203-618-5806
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10112-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
2015 MAR -2 PM 1:51
SEC / MR

TIMBER HILL LLC
(SEC I.D. No. 8-28569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a Public Document.

TIMBER HILL LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Timber Hill LLC
Greenwich, CT

We have audited the accompanying statement of financial condition of Timber Hill LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of Timber Hill LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

TIMBER HILL LLC
Statement of Financial Condition
As of December 31, 2014
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 24,480
Cash segregated for regulatory purposes	20,476
Securities borrowed	5,118,443
Securities purchased under agreements to resell	171,252
Financial instruments owned, at fair value	
Financial instruments owned	1,010,689
Financial instruments owned and pledged as collateral	1,514,291
Total financial instruments owned, at fair value	2,524,980
Receivables from broker, dealers, and clearing organizations	395,504
Receivables from affiliates	39,885
Dividends and interest receivable	28,274
Other assets	34,805
Total assets	$ 8,358,099
Liabilities and members' equity	
Liabilities	
Securities loaned	$ 5,508,520
Financial instruments sold, but not yet purchased, at fair value	1,834,311
Payables to brokers, dealers and clearing organizations	90,197
Payables to affiliates	108,396
Dividends and interest payable	26,720
Accounts payable, accrued expenses and other liabilities	11,541
	7,579,685
Members' capital	778,414
Total liabilities and members' capital	$ 8,358,099

The accompanying notes are integral part of this statement of financial condition.

1. Organization and Nature of Business

Timber Hill LLC (the "Company") is a broker-dealer and a member of various securities and commodities exchanges. The Company is also a member of the National Futures Association and a registered Futures Commission Merchant ("FCM"). All security and commodity transactions are cleared either by the Company or through other clearing brokers and organizations. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. The Company executes orders and carries positions in commodity futures and options on a limited scale and on an omnibus basis for Interactive Brokers LLC ("IBL"), an affiliated broker dealer and FCM in the United States of America ("U.S").

The Company is 99.99% owned and consolidated by IBG LLC, (the "Parent"), a Connecticut limited liability company. The Company has several affiliates which are also majority owned by the Parent. The Parent and its subsidiaries, including the Company, are consolidated by Interactive Brokers Group, Inc. ("IBG, Inc."), a publicly traded U.S. corporation.

2. Significant Accounting Policies

Basis of Presentation

This statement of financial condition is presented in U.S. dollars and has been prepared in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures in the statement of financial condition and accompanying notes. These estimates and assumptions are based on judgment and the best available information at the time. Therefore, actual results could differ materially from those estimates. Such estimates include the valuation of certain investments, estimated useful lives of property and equipment, compensation accruals, and estimated contingency reserves.

Fair Value

Substantially all of the Company's assets and liabilities, including financial instruments are carried at fair value based on published market prices and are marked to market, or are assets and liabilities which are short-term in nature and are carried at amounts that approximate fair value.

The Company applies the fair value hierarchy in accordance with FASB ASC Topic 820, "Fair Value Measurement" ("ASC Topic 820"), to prioritize the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of the fair value hierarchy are:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly.
Level 3	Prices or valuations that require inputs that are both significant to fair value measurement and unobservable.

Financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value are generally classified as Level 1 of the fair value hierarchy. The Company's Level 1 financial instruments, which are valued using quoted market prices as published by exchanges and clearing houses or otherwise broadly distributed in active markets, include active listed stocks, options, warrants, and U.S. and foreign government securities. The Company does not adjust quoted prices for financial instruments classified as Level 1 of the fair value hierarchy, even in the event that the Company may hold a large position whereby a purchase or sale could reasonably impact quoted prices.

Currency forward contracts are valued using broadly distributed bank and broker prices, and are classified as Level 2 of the fair value hierarchy as such instruments are not exchange-traded. Other securities that are not traded in active markets are also classified in Level 2 of the fair value hierarchy. Level 3 financial instruments are comprised of securities that have been delisted or otherwise are no longer tradable and have been valued by the Company based on internal estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with maturities of three months or less, that are not segregated and deposited for regulatory purposes or to meet margin requirements at clearing houses to be cash equivalents.

Cash and Securities Segregated for Regulatory Purposes

As a result of the Company's activities for IBL's customers, the Company is obligated by rules mandated by the Commodities Futures Trading Commission ("CFTC") to segregate or set aside cash or qualified securities to satisfy such regulations, which regulations have been promulgated to protect customer assets.

Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned are recorded at the amount of the cash collateral advanced or received. Securities borrowed transactions require the Company to provide counterparties with collateral, which may be in the form of cash, letters of credit or other securities. With respect to securities loaned, the Company receives collateral, which may be in the form of cash or other securities in an amount generally in excess of the fair value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as permitted contractually. The Company does not net, in the statement of financial condition, securities borrowed and securities loaned entered into with the same counterparty.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase, which are reported as collateralized financing transactions, are recorded at contract value, which approximates fair value. To ensure that the fair value of the underlying collateral remains sufficient, the collateral is valued daily with additional collateral obtained or excess collateral returned, as permitted under contractual provisions. The Company does not net, in the statement of financial condition, securities purchased under agreements to resell transactions and securities sold under agreements to repurchase transactions entered into with the same counterparty.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased, at Fair Value

Financial instrument transactions are accounted for on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased are stated at fair value based upon quoted market prices. All firm-owned financial instruments pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the financial instruments are reported as financial instruments owned and pledged as collateral in the statement of financial condition.

The Company also enters into currency forward contracts with certain of its affiliates. These transactions, which are also accounted for on a trade date basis, are agreements to exchange a fixed amount of one currency for a specified amount of a second currency at completion of the currency forward contract term. Unrealized mark-to-market gains and losses on currency forward contracts are included in financial instruments owned, at fair value or financial instruments sold, but not yet purchased, at fair value in the statement of financial condition.

Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations include net receivables and payables from unsettled trades, including amounts related to futures and options on futures contracts executed on behalf of customers, amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("fails to deliver") and cash margin deposits. Payables to brokers, dealers and clearing organizations also include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive").

Dividends and Interest

Interest is accrued on securities borrowed and securities loaned contract amounts, securities purchased under agreements to resell, securities sold under agreements to repurchase, interest bearing assets and liabilities included in financial instruments owned, at fair value and financial instruments sold, but not yet purchased, at fair value. Dividends are accrued on equity securities owned and sold, but not yet purchased on ex-dividend date. Interest and dividends are included in dividends and interest receivable, and dividends and interest payable, respectively, in the statement of financial condition.

Property and Equipment

Property and equipment, which is included in other assets in the statement of financial condition, consists of purchased technology hardware and software, leasehold improvements and office furniture and equipment.

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Additions and improvements that extend the lives of assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the estimated useful lives of the assets, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease, generally three to seven years. Computer equipment is depreciated over three to five years and office furniture and equipment are depreciated over five to seven years.

Foreign Currency Gains and Losses

Foreign currency denominated assets and liabilities are translated into U.S. dollars at the period-end exchange rate.

(Dollars in thousands, except share data, unless otherwise noted)

Stock-Based Compensation

The Company follows FASB ASC Topic 718, "Compensation - Stock Compensation" ("ASC Topic 718"), to account for its employees participation in IBG, Inc.'s stock-based compensation plans. ASC Topic 718 requires all share-based payments to employees to be recognized in the financial statements using a fair value-based method. Grants, which are denominated in U.S. dollars, are communicated to employees in the year of grant, thereby establishing the fair value of each grant. The fair value of awards granted to employees are generally expensed as follows: 50% in the year of grant in recognition of plan forfeiture provisions (as described below) and the remaining 50% over the related vesting period utilizing the "graded vesting" method permitted under ASC Topic 718. In the case of "retirement eligible" employees (those employees older than 59), 100% of awards are expensed when granted.

Awards granted under stock-based compensation plans are subject to forfeiture in the event an employee ceases employment with the Company. The plans provide that employees who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the employee is over the age of 59, in which case the employee would be eligible to receive 100% of unvested awards previously granted.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, "Income Taxes" ("ASC Topic 740"). The Company's income tax expense, deferred tax assets and liabilities, and reserves for unrecognized tax benefits are based on enacted tax laws and reflect management's best assessment of estimated future taxes to be paid.

In accordance with ASC Topic 740, deferred tax assets and liabilities are recognized for the future tax effect of differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

The Company operates in the U.S. as a limited liability company that is treated as a partnership for U.S. federal income tax purposes. Accordingly, the Company's income is not subject to U.S. federal income taxes. Taxes related to income earned by partnerships represent obligations of the individual partners.

(Dollars in thousands, except share data, unless otherwise noted)

Recently Issued Accounting Pronouncements

Following is a summary of recently issued FASB Accounting Standards Updates ("ASUs") that have affected or may affect the Company's statement of financial condition:

ASU	Affects	Status
ASU 2014-06	Technical Corrections and Improvements Related to Glossary Terms.	Effective on issuance in March 2014.
ASU 2014-08	*Presentation of Financial Statements (Topic 205)* and *Property, Plant, and Equipment (Topic 360)*: Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.	Effective for annual periods and interim periods within those annual periods beginning after December 15, 2014.
ASU 2014-09	*Revenue from Contracts with Customers (Topic 606).*	Effective for fiscal periods beginning on or after December 15, 2016.
ASU 2014-11	*Transfers and Servicing (Topic 860)*: Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures.	Effective for the first interim or annual period beginning after December 15, 2014.
ASU 2014-15	*Going Concern (Subtopic 205-40)*: Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern.	Effective for the first interim or annual period ending after December 15, 2016.

Adoption of those ASUs that became effective during 2014 and 2015, prior to the issuance of the Company's statement of financial condition, did not have a material effect on this statement of financial condition.

3. Trading Activities and Related Risks

The Company's trading activities include providing securities market making and brokerage services to IBL. Trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures. To accomplish this, management has established a risk management process that includes:

- a regular review of the risk management process by executive management as part of its oversight role;
- defined risk management policies and procedures supported by a rigorous analytic framework; and
- articulated risk tolerance levels as defined by executive management that are regularly reviewed to ensure that the Company's risk-taking is consistent with its business strategy, capital structure, and current and anticipated market conditions.

Market Risk

The Company is exposed to various market risks. Exposures to market risks arise from equity price risk, foreign currency exchange rate fluctuations and changes in interest rates. The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and exchange traded derivatives to hedge its market exposures. The Company does not apply hedge accounting.

The following discussion describes the types of market risk faced:

Equity Price Risk

Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in financial instruments held. The Company attempts to limit such risks by continuously reevaluating prices and by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency Risk

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments. The Company manages this risk using spot (i.e., cash) currency transactions, currency futures contracts and currency forward contracts.

Interest Rate Risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on cash and margin balances, positions carried in equity securities, options, and futures and on its debt obligations. These risks are managed through investment policies and by entering into interest rate futures contracts.

Credit Risk

The Company is exposed to risk of loss if an individual, counterparty or issuer fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

The Company's credit risk is limited in that substantially all of the contracts entered into are settled directly at securities and commodities clearing houses and a small portion is settled through member firms and banks with substantial financial and operational resources.

In the normal course of business, the Company executes, settles, and finances various securities transactions for its affiliates and their customers. Execution of these transactions includes the purchase and sale of securities which exposes the Company to default risk arising from the potential that counterparties, affiliates, or their customers may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to counterparties, affiliates, or their customers. Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities fails to receive) are recorded at the amount for which the securities were purchased, and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying security in the market and seek reimbursement for any losses from the counterparty.

For cash management purposes, the Company enters into short-term securities purchased under agreements to resell and securities sold under agreements to repurchase transactions ("repos") in addition to securities borrowing and lending arrangements, all of which may result in credit exposure in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Repos are collateralized by securities with a market value in excess of the obligation under the contract. Similarly, securities lending agreements are collateralized by deposits of cash or securities. The Company attempts to minimize credit risk associated with these activities by monitoring collateral values on a daily basis and requiring additional collateral to be deposited with or returned to the Company as permitted under contractual provisions.

Concentrations of Credit Risk

The Company's exposure to credit risk associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and exposure is monitored in light of changing counterparty and market conditions. As of December 31, 2014, the Company did not have any material concentrations of credit risk outside the ordinary course of business.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss not reflected in this statement of financial condition to settle futures and certain over-the-counter contracts at contracted prices, which may require repurchase or sale of the underlying products in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's cost to liquidate such contracts may exceed the amounts reported in the Company's statement of financial condition.

(Dollars in thousands, except share data, unless otherwise noted)

4. Financial Assets and Financial Liabilities

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth, by level within the fair value hierarchy (see Note 2), financial assets and liabilities measured at fair value on a recurring basis, primarily financial instruments owned, at fair value, financial instruments sold, but not yet purchased, at fair value as of December 31, 2014. As required by ASC Topic 820, financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the respective fair value measurement.

	December 31, 2014			
	Level 1	Level 2	Level 3	Total
Financial assets, at fair value				
Financial instruments owned				
Stocks	$ 1,685,690	$ -	$ 4	$ 1,685,694
Options	784,915	-	-	784,915
U.S. and foreign government securities	53,827	-	-	53,827
Warrants	544	-	-	544
Total financial instruments owned	2,524,976	-	4	2,524,980
Total other fair value investments, included in other assets	-	-	98	98
Total financial assets, at fair value	$ 2,524,976	$ -	$ 102	$ 2,525,078
Financial liabilities, at fair value				
Financial instruments sold, but not yet purchased				
Stocks	$ 1,031,352	$ -	$ 930	$ 1,032,282
Options	801,617	-	-	801,617
Warrants	411	-	-	411
Currency forward contracts	-	1	-	1
Total financial liabilities, at fair value	$ 1,833,380	$ 1	$ 930	$ 1,834,311

Transfers between Level 1 and Level 2

Transfers of financial assets and financial liabilities at fair value to or from Levels 1 and 2 of the fair value hierarchy arise where the market for a specific financial instrument has become active or inactive during the period. The fair values transferred are ascribed as if the financial assets or financial liabilities had been transferred as of the end of the period.

During the year ended December 31, 2014, the Company did not have any material transfers of financial assets, at fair value and financial liabilities, at fair value between Levels 1 and 2 of the valuation hierarchy.

(Dollars in thousands, except share data, unless otherwise noted)

Netting of Financial Assets and Financial Liabilities

The Company does not net securities borrowed and securities loaned, and securities purchased under agreements to resell and securities sold under agreements to repurchase which are presented on a gross basis in the statement of financial condition. In the tables below, the amounts of derivative financial instruments owned that are not offset in the statement of financial condition, but could be netted against financial liabilities with specific counterparties under master netting agreements, according to the term of the agreements, including clearing houses (exchange traded options and warrants) or over the counter currency forward contract counterparties, are presented to provide financial statement readers with the Company's estimate of its net exposure to counterparties for these derivative financial instruments.

The following table sets forth the netting of financial assets and of financial liabilities as of December 31, 2014.

	Gross amounts	Amounts offset in the statement of financial condition	Net amounts presented in the statement of financial condition	Cash or financial instruments not offset in the statement of financial condition	Net exposure
Financial assets					
Securities borrowed	$ 5,118,443	$ -	$ 5,118,443	$ (5,054,643)	$ 63,800
Securities purchased under agreements to resell	171,252	-	171,252	(171,252)	-
Financial instruments owned, at fair value					
Options	784,915	-	784,915	(766,438)	18,477
Warrants	544	-	544	(411)	133
	$ 6,075,154	$ -	$ 6,075,154	$ (5,992,744)	$ 82,410
Financial liabilities					
Securities loaned	$ 5,508,520	$ -	$ 5,508,520	$ (5,435,972)	$ 72,548
Financial instruments sold, but not yet purchased, at fair value					
Options	801,617	-	801,617	(766,438)	35,179
Warrants	411	-	411	(411)	-
Currency forward contracts	1	-	1	-	1
	$ 6,310,549	$ -	$ 6,310,549	$ (6,202,821)	$ 107,728

(Dollars in thousands, except share data, unless otherwise noted)

Financial Assets and Liabilities Not Measured at Fair Value

The following table represents the carrying value, fair value, and fair value hierarchy category of certain financial assets and liabilities that are not recorded at fair value in the Company's statement of financial condition. The following table excludes all non-financial assets and liabilities.

	December 31, 2014				
	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Financial assets, not measured at fair value					
Cash and cash equivalents	$ 24,480	$ 24,480	$ 24,480	$ -	$ -
Cash segregated for regulatory purposes	20,476	20,476	20,476	-	-
Securities borrowed	5,118,443	5,118,443	-	5,118,443	-
Securities purchased under agreements to resell	171,252	171,252	-	171,252	-
Receivables from broker, dealers, and clearing organizations	395,504	395,504	-	395,504	-
Receivables from affiliates	39,885	39,885	-	39,885	-
Dividends and interest receivable	28,274	28,274	-	28,274	-
Exchange memberships, included in other assets	23,722	48,860		48,860	
Total financial assets, not measured at fair value	$ 5,822,036	$ 5,847,174	$ 44,956	$ 5,802,218	$ -
Financial liabilities, not measured at fair value					
Securities loaned	$ 5,508,520	$ 5,508,520	$ -	$ 5,508,520	$ -
Payables to brokers, dealers and clearing organizations	90,197	90,197	-	90,197	-
Payables to affiliates	108,396	108,396	-	108,396	-
Dividends and interest payable	26,720	26,720	-	26,720	-
Total financial liabilities, not measured at fair value	$ 5,733,833	$ 5,733,833	$ -	$ 5,733,833	$ -

5. Collateralized Transactions

The Company enters into securities borrowing and lending transactions and agreements to repurchase and resell securities to finance trading inventory, to obtain securities for settlement and to earn residual interest rate spreads. Under these transactions, the Company either receives or provides collateral, including equity and U.S. government securities. Under many agreements, the Company is permitted to sell or repledge securities received as collateral and use these securities to secure securities purchased under agreements to resell, enter into securities lending transactions or deliver these securities to counterparties to cover short positions.

The following table summarizes the amounts related to collateralized transactions at December 31, 2014.

	Permitted to Repledge	Sold or Repledged
Securities lending transactions	$ 4,879,221	$ 3,870,759
Agreements to resell	171,060	171,060
	$ 5,050,281	$ 4,041,819

(Dollars in thousands, except share data, unless otherwise noted)

In the normal course of business, the Company pledges qualified securities with clearing organizations to satisfy daily margin and clearing fund requirements.

Financial instruments owned and pledged as collateral, including amounts pledged to affiliates, where the counterparty has the right to repledge, at December 31, 2014 are presented in the following table.

Stocks	$	1,482,170
U.S. and foreign government securities		31,814
Warrants		307
Total financial instruments owned and pledged as collateral	$	1,514,291

6. Other Assets

The following table summarizes the amounts included in other assets in the statement of financial condition as of December 31, 2014.

Exchange memberships	$	23,722
Deposits with clearing organizations		6,056
Property and equipment		2,004
Others		3,023
Total other assets	$	34,805

At December 31, 2014, property and equipment consisted of:

Leasehold improvements	$	5,502
Computer equipment		530
Office furniture and equipment		1,017
Computer software		28
		7,077
Less - accumulated depreciation and amortization		(5,073)
Property and equipment , net	$	2,004

(Dollars in thousands, except share data, unless otherwise noted)

7. Commitments, Contingencies and Guarantees

Litigation

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company has not been able to quantify the actual loss or range of loss related to such legal proceedings, the manner in which they will be resolved, the timing of final resolution or the ultimate settlement. Management believes that the resolution of these actions will not have a material effect, if any, on the Company's business or financial condition.

The Company accounts for potential losses related to litigation in accordance with FASB ASC Topic 450, "Contingencies." As of December 31, 2014, no reserves for potential losses related to litigation matters were deemed necessary.

Leases

The Company, through its affiliates, has non-cancelable operating leases covering office space. The office space leases are subject to escalation clauses based on specified costs incurred by the respective landlords and contain renewal elections. As of December 31, 2014, the Company's share of the related minimum annual lease commitments totaled $2,645, as follows:

2015	$	598
2016		629
2017		665
2018		695
2019 and thereafter		58
Total commitments for minimum payments under operating leases	$	2,645

Guarantees

The Company provides guarantees to securities and commodities clearing houses and exchanges which meet the accounting definition of a guarantee under FASB ASC Topic 460, "Guarantees." Under standard membership agreements, clearing house and exchange members are required to guarantee collectively the performance of other members. Under the agreements, if a member becomes unable to satisfy its obligations, other members would be required to meet shortfalls. In the opinion of management, the Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the statement of financial condition for these arrangements.

(Dollars in thousands, except share data, unless otherwise noted)

Other Commitments

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the Company's obligations to the respective clearing organizations.

8. Related Party Transactions

The Company's related party transactions are mainly with its Parent, and some of its affiliates, primarily IBL, and Timber Hill Canada Company ("THC"), a registered broker dealer in Canada. All related party transactions have been executed under arm's length conditions.

In the normal course of business, the Company enters into securities, exchange traded derivatives, securities lending, and securities purchased under agreements to resell transactions with affiliates. The Company also executes orders and carries positions in commodity futures and options on an omnibus basis for IBL, such balances are included receivables from affiliates and payables to affiliates in the statement of financial condition.

Pursuant to various service fee arrangements, the Company receives services from its parent and affiliates, including administrative, consulting and service fees, and advances. The related payables are included in payables to affiliates in the statement of financial condition.

As of December 31, 2014, the Company had a loan with THC of $43 million that bears interest at 2% which is included in payables to affiliates in the statement of financial condition.

Affiliate loans and brokerage transaction receivables and payables are reported gross. Other affiliate receivables and payables including administrative, consulting and service fees and advances are reported net by counterparty.

Included in the statement of financial condition are the following amounts with related parties at December 31, 2014.

Assets	
Securities borrowed	$ 2,561,239
Securities purchased under agreements to resell	171,224
Receivables from broker, dealers, and clearing organizations	2,693
Receivables from affiliates	39,885
Dividends and interest receivable	19,149
Total assets with related parties	$ 2,794,190
Liabilities	
Securities loaned	$ 2,914,225
Payables to brokers, dealers and clearing organizations	2,043
Payables to affiliates	108,396
Dividends and interest payable	8,859
Total liabilities with related parties	$ 3,033,523

(Dollars in thousands, except share data, unless otherwise noted)

9. Segregation of Funds

In accordance with the Commodity Exchange Act, the Company is required to segregate all monies, securities and property received to margin and to guarantee or secure the trades or contracts of customers in regulated commodities. In addition to cash held in segregated accounts of $20,476, the Company had cash of $4,597 deposited for margin with clearing organizations. At December 31, 2014, the total amount in segregation of $889,927 exceeded such requirements by $5,048.

10. Defined Contribution Plan

The Company offers to employees who have met minimum service requirements the opportunity to participate in the Parent's 401(k) Plan, a defined contribution retirement plan qualifying under the provisions of Section 401(k) of the Internal Revenue Code. The general purpose of this plan is to provide employees with an incentive to make regular savings in order to provide additional financial security during retirement. This plan provides for the Company to match 50% of the employees' pre-tax contribution, up to a maximum of 10% of eligible earnings. The employee is vested in the matching contribution incrementally over six years.

11. Employee Incentive Plan

Return on Investment Dollar Units ("ROI Dollar Units")

From 1998 through January 1, 2006, the Parent granted all non-member employees ROI Dollar Units, which are redeemable under the amended provisions of the plan, and in accordance with regulations issued by the Internal Revenue Service (Section 409A of the Internal Revenue Code). Upon redemption, the grantee is entitled to accumulated earnings on the face value of the certificate, but not the actual face value. For grants made in 1998 and 1999, grantees may redeem the ROI Dollar Units after vesting on the fifth anniversary of the date of their grant and prior to the tenth anniversary of the date of their grant. For grants made between January 1, 2000 and January 1, 2005, grantees must elect to redeem the ROI Dollar Units upon the fifth, seventh or tenth anniversary date. These ROI Dollar Units have vested at the fifth anniversary of the date of their grant and will continue to accumulate earnings until the elected redemption date. For grants made on or after January 1, 2006, all ROI Dollar Units vested on the fifth anniversary date of their grant and were or will be automatically redeemed. Since May 2007, no additional ROI Dollar Units have been or will be granted, and non-cash compensation to employees will consist primarily of grants of shares of common stock as described below under "2007 Stock Incentive Plan."

As of December 31, 2014, payables to employees for ROI Dollar Units were $1,160, all of which were vested. These amounts are included in accounts payable, accrued expenses and other liabilities in the statement of financial condition.

(Dollars in thousands, except share data, unless otherwise noted)

2007 ROI Unit Stock Plan

Under IBG, Inc.'s 2007 ROI Unit Stock Plan (the "ROI Unit Stock Plan"), certain employees of the Company who held ROI Dollar Units, at the employee's option, elected to invest their ROI Dollar Unit accumulated earnings as of December 31, 2006 in shares of IBG, Inc.'s common stock. An aggregate of 669,940 shares of common stock with a fair value at the date of grant of $20.1 million have been or will be distributed to employees of the Company in accordance with the following schedule and subject to the conditions below:

- 10% on May 9, 2007 (or on or about May 9 of each year, in the case of U.S. ROI Unit holders who made the above-referenced elections after December 31, 2006); and
- an additional 15% on or about May 9 of each year until 2014, assuming continued employment with the Company and compliance with other applicable covenants.

As of December 31, 2014, the Company still has 8,080 shares of common stock to be distributed to former employees under the ROI Unit Stock Plan.

2007 Stock Incentive Plan

Under IBG, Inc.'s 2007 Stock Incentive Plan (the "Stock Incentive Plan"), up to 30 million shares of IBG, Inc.'s common stock may be granted and issued to directors, officers, employees, contractors and consultants of the Parent and its subsidiaries, including the Company. The purpose of the Stock Incentive Plan is to promote the Company's long-term financial success by attracting, retaining and rewarding eligible participants.

The Stock Incentive Plan is administered by the Compensation Committee of IBG, Inc.'s Board of Directors. The Compensation Committee has discretionary authority to determine the eligibility to participate in the Stock Incentive Plan and establishes the terms and conditions of the stock awards, including the number of awards granted to each participant and all other terms and conditions applicable to such awards in individual grant agreements. Awards are expected to be made primarily through grants of restricted IBG, Inc.'s common stock. Stock Incentive Plan awards are subject to issuance over time and may be forfeited upon the participant's termination of employment or violation of certain applicable covenants prior to issuance, unless determined otherwise by the Compensation Committee.

The Stock Incentive Plan provides that, upon a change in control, the Compensation Committee may, at its discretion, fully vest any granted but not yet earned awards under the Stock Incentive Plan, or provide that any such granted but not yet earned awards will be honored or assumed, or new rights substituted by the new employer on a substantially similar basis and on terms and conditions substantially comparable to those of the Stock Incentive Plan.

(Dollars in thousands, except share data, unless otherwise noted)

IBG, Inc. is expected to continue to grant awards on or about December 31 of each year to eligible participants, including employees of the Company, as part of an overall plan of equity compensation. Shares of IBG, Inc.'s common stock vest, and become distributable to participants in accordance with the following schedule:

- 10% on the first vesting date, which is on or about May 9 of each year; and
- an additional 15% on each of the following six anniversaries of the first vesting, assuming continued employment with the Company and compliance with non-competition and other applicable covenants.

For the year ended December 31, 2014, the Company's employees were granted 117,669 shares with fair value of $3,330.

Estimated future grants under the Stock Incentive Plan are being accrued for ratably during each year. In accordance with the vesting schedule, outstanding awards vest and are distributed to participants once each year on or about May 9 of each year. At the end of each year, there are no vested awards that remain undistributed.

The following summarizes the Stock Incentive Plan and ROI Unit Stock Plan activities for the three year period from January 1, 2014 through December 31, 2014:

	Stock Incentive Plan ("SIP") (Shares)	Intrinsic Value of SIP Shares which Vested and were Distributed ($Millions) [1]	ROI Unit Stock Plan (Shares)
Balance, December 31, 2013	1,844,034		13,080
Granted	117,669		-
Forfeited	(305,163)		(263)
Distributed	(369,729)	$ 8.4	(4,737)
Balance, December 31, 2014	1,286,811		8,080

[1] Intrinsic value of SIP shares distributed represents the compensation value reported to the participants.

(Dollars in thousands, except share data, unless otherwise noted)

Awards granted under the stock plans are subject to forfeiture in the event a participant ceases employment with the Company. The stock plans provide that participants who discontinue employment with the Company without cause and continue to meet the terms of the plans' post-employment provisions will forfeit 50% of unvested previously granted awards unless the participant is over the age of 59, in which case the participant would be eligible to receive 100% of unvested awards previously granted. Distributions of remaining awards granted on or before January 1, 2009 to former participants will occur within 90 days of the anniversary of the termination of employment date over a five (5) year vesting schedule, 12.5% in each of the first four years and 50% in the fifth year. Distributions of remaining awards granted on or after January 1, 2010 to former participants will occur over the remaining vesting schedule applicable to each grant. Through December 31, 2014, a total of 82,593 shares have been distributed under these post-employment provisions.

12. Net Capital Requirements

The Company is required to maintain net capital in excess of the greater of capital calculated under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1) or CFTC minimum financial requirements (Regulation 1.17). The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires the Company, as a market maker, to maintain minimum net capital in an amount not less than two thousand, five hundred dollars for each security in which it makes a market (unless a security in which it makes a market has a market value of five dollars or less, in which event the amount of net capital shall be not less than one thousand dollars for each such security), with a maximum requirement of one million dollars or 2% of aggregate debit balances arising from customer transactions, as defined. Regulation 1.17 requires that the Company maintain minimum net capital, as defined, equal to 8% of the total risk margin requirement for all positions carried in customer and non-customer accounts. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. At December 31, 2014, the Company had net capital of $374,238, which was $310,602 in excess of required net capital of $63,636.

13. Subsequent Events

As required by FASB Topic ASC 855, "Subsequent Events", the Company has evaluated subsequent events for adjustment to or disclosure in its statement of financial condition through the date the statement of financial condition were issued. On February 3, 2015, the Company declared and paid a dividend to its members of $20,002. No other recordable or disclosable events, not otherwise reported in this statement of financial condition or the notes thereto, occurred.

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